

September 27, 2013

Via E-mail
Ms. Carol P. Lowe
Chief Financial Officer
Sealed Air Corp/DE
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033

    Re: **Sealed Air Corp/DE**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 1-12139

Dear Ms. Lowe:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Melissa N. Rocha

                     Melissa N. Rocha
                     Senior Assistant Chief Accountant